EXHIBIT 99.8

JOSEPH KEANE P.E., Q.P.

SGS North America Inc.

3845 North Business Center Drive

Tucson, Arizona 85705,

CONSENT OF QUALIFIED PERSON

I, Joseph Keane, consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 15th January 2025, by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 31st, 2025.

“Joseph Keane”

_______________________________________________

Joseph Keane, P.E., Q.P.

SGS Canada Inc